SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO  § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Balqon Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

058785106

(CUSIP Number)

Balwinder Samra
Balqon Corporation
1420 240th Street
Harbor City, California 90710
(310) 326-3056

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |    |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)
(Page 1 of 7 Pages, Excluding Exhibits)

CUSIP No. 058785106	SCHEDULE 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS Balwinder Samra I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) *
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,777,744 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,777,744 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,777,744 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.43% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,777,834 shares of Common Stock underlying options to purchase shares of Common Stock.

(2)	The number of outstanding shares of Common Stock for purposes of this calculation consists of 34,942,514 shares outstanding as of December 14, 2010.

(3)
The aggregate amount in Row 11 does not include any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person as a result of membership in a “group” within the meaning of Section 13(d) of the Exchange Act.  The Reporting Persons disclaims membership in any “group” and disclaims beneficial ownership over the 18,500,000 shares of Common Stock beneficially owned by Seven One Limited and Chung Hing Ka.

CUSIP No. 058785106	SCHEDULE 13D	Page 3 of 7

EXPLANATORY NOTE

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), Balwinder Samra (“Samra” or the “Reporting Person”) hereby files this Amendment No. 1 to Schedule 13D (“Amendment”) with the Securities and Exchange Commission (“Commission”). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 3, 2008 relating to Common Stock of Balqon Corporation (the “Company”).

This Amendment is being filed to reflect the terms of a certain Voting Agreement (“Voting Agreement”), dated December 14, 2010, by and among the Company, Seven One Limited, a company organized under the laws of the British Virgin Islands (“Seven One”) and the Reporting Person.  The sole shareholder and chief executive officer of Seven One is Chung Hing Ka (“Chung”).

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in Samra’s original Schedule 13D (the “Schedule 13D”). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented to reflect the disclosure in Item 6 of this Amendment.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented to reflect the following:

(a) As of December 14, 2010, the Reporting Person was the beneficial owner of 19,777,744 shares of Common Stock, which represents approximately 52.43% of the outstanding shares of Common Stock of the Company (the number of outstanding shares of Common Stock for purposes of this calculation consists of 34,942,514 shares outstanding as of December 14, 2010).  Of such 19,777,744 shares of Common Stock beneficially owned by the Reporting Person, 2,777,834 shares are issuable to the Reporting Person upon exercise of options to purchase shares of Common Stock held by the Reporting Person.  Pursuant to Rule 13d-3, the Reporting Person is deemed the beneficial owner of such shares of the Company’s Common Stock that he can acquire within 60 days of the date hereof through the exercise of such options.

The Reporting Person, Seven One and Chung may be deemed to be a “group” within the meaning of Section 13(d) of the Exchange Act.  The shares of Common Stock beneficially owned by the Reporting Person in the paragraph above does not include any shares of Common Stock beneficially owned by Seven One and Chung.  The Reporting Person disclaims membership in any “group” with any person and disclaims beneficial ownership of any shares of Common Stock that are not directly owned by the Reporting Person.

CUSIP No. 058785106	SCHEDULE 13D	Page 4 of 7

To the extent the Reporting Person, Seven One and Chung are deemed to be a “group,” the Reporting Person may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Seven One and Chung.  Collectively, the Reporting Person, Seven One and Chung beneficially own 38,277,744 shares of Common Stock, which represents approximately 81.39% of the outstanding shares of Common Stock of the Company (the number of outstanding shares of Common Stock for purposes of this calculation consists of 34,942,514 shares outstanding as of December 14, 2010).  The 38,277,744 shares of Common Stock are comprised of the 19,777,744 shares of Common Stock held directly by the Reporting Person as described above and the 18,500,000 shares of Common Stock held directly by Seven One as described below.

As of December 14, 2010, Seven One was the beneficial owner of 18,500,000 shares of Common Stock, which represents approximately 41.80% of the outstanding shares of Common Stock of the Company (the number of outstanding shares of Common Stock for purposes of this calculation consists of 34,942,514 shares outstanding as of December 14, 2010).  Of such 18,500,000 shares of Common Stock beneficially owned by Seven One, 9,312,500 shares are issuable to Seven One upon exercise of warrants to purchase shares of Common Stock held by Seven One.  Pursuant to Rule 13d-3, Seven One is deemed the beneficial owner of such shares of the Company’s Common Stock that it can acquire within 60 days of the date hereof through the exercise of such warrants.  Chung has the power to vote and dispose of the shares of Common Stock held by Seven One as Seven One’s chief executive officer and sole shareholder.

(b)
	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Balwinder Samra	0	19,777,744	0	19,777,744
Seven One Limited and Chung Hing Ka	0	18,500,000	0	18,500,000

The Reporting Person, Seven One and Chung may be deemed to be a “group” within the meaning of Section 13(d) of the Exchange Act.  The shares of Common Stock beneficially owned by the Reporting Person above does not include any shares of Common Stock beneficially owned by Seven One and Chung.  The Reporting Person disclaims membership in a “group” with Seven One and Chung and disclaims shared voting power over any shares of Common Stock held by Seven One and/or Chung.

(c)           Under the terms of a Securities Purchase Agreement, dated December 14, 2010, by and between the Company and Seven One (“Purchase Agreement”), Seven One acquired 7,812,500 shares of Common Stock (the “Purchase Shares”) and a five-year warrant (the “Purchase Warrant”) to purchase up to 7,812,500 shares of Common Stock at an exercise price of $0.64 per share for an aggregate purchase price of $5,000,000 in a private offering.

In addition, under the terms of a Distribution Agreement, dated December 14, 2010, by and between the Company and Seven One, in consideration of the Company’s appointment as the exclusive distributor of lithium iron phosphate batteries and high voltage charging systems in the United States, the Company issued to Seven One 1,375,000 shares of its common stock (the “Distribution Shares”) and a five-year warrant (the “Distribution Warrant”) to purchase up to 1,500,000 shares of its common stock at an exercise price of $1.50 per share.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 058785106	SCHEDULE 13D	Page 5 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented to reflect the following:

The Reporting Person became party to a certain Voting Agreement (“Voting Agreement”), dated December 14, 2010, by and among the Company, Seven One Limited, a company organized under the laws of the British Virgin Islands (“Seven One”) and the Reporting Person.  Chung is the sole shareholder and chief executive officer of Seven One.

Under the terms of the Voting Agreement, Samra has agreed to vote (or cause to be voted) all of the voting securities of the Company that he is entitled to vote, at any annual, special or other meeting of the stockholders of Company held between December 14, 2010 and December 31, 2013, in such a manner as to ensure that Chung is appointed or elected a member of the Board of Directors of the Company (the “Board”).  Under the terms of the Voting Agreement, Seven One agreed to vote (or cause to be voted) all of the voting securities of the Company that it is entitled to vote, at any annual, special or other meeting of the stockholders of Company held between December 14, 2010 and December 31, 2013, in such a manner as to ensure that Samra is appointed or elected a member of the Board.  Under the terms of the Voting Agreement, subject to the provisions of the charter of the Company’s Nominating Committee and applicable law, the Company has agreed to take all reasonable actions to ensure that both Chung and Samra are nominated for election at any annual, special or other meeting of the stockholders of Company held between December 14, 2010 and December 31, 2013.

Under the terms of the Voting Agreement, Samra and Seven One may only privately sell or transfer all or a portion of their securities of the Company by will or under the laws of descent and distribution and to a trust, partnership, limited liability company, corporation, custodianship or other fiduciary account for the benefit of the holder and/ or his spouse or immediate family member, so long as the acquirer or transferee agrees to be bound by the terms of the Voting Agreement.

The description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 3 to this Amendment No. 1 to Schedule 13D and incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Samra and any other person, with respect to the securities of the Company.

CUSIP No. 058785106	SCHEDULE 13D	Page 6 of 7

Item 7.                      Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented to reflect the following Exhibit:
Exhibit	Description
3	Voting Agreement, dated December 14, 2010, by and among the Company, Seven One Limited and Balwinder Samra (#)(1)
(#)
The agreement contains certain representations and warranties made by the parties thereto. The assertions embodied in such representations and warranties are not necessarily assertions of fact, but a mechanism for the parties to allocate risk.  Accordingly, investors should not rely on the representation and warranties as characterizations of the actual state of facts or for any other purpose at the time they were made or otherwise.  The agreements are not intended as a document for investors to obtain factual information about the current state of affairs of the parties to the agreement.  Rather, investors should look to other disclosures contained in Balqon Corporation’s reports under the Exchange Act.

(1)	Filed as an exhibit to the Balqon Corporation’s current report on Form 8-K filed with the Commission on December 17, 2010.

CUSIP No. 058785106	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2010	/s/ Balwinder Samra
Balwinder Samra